Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Milkgoat Industrial Co., Ltd	BVI	100%
Tianjin Yayi Industrial Co. Ltd.	PRC	100%
Shaanxi Milkgoat Dairy Co., Ltd.	PRC	100%
Fuping Milkgoat Dairy Co., Ltd.	PRC	100%
Weinan Milkgoat Production Co., Ltd.	PRC	100%